Invesco Real Estate

2001 Ross Avenue, suite 3400

Dallas, Texas 75201

Telephone 972 715 7400

www.invesco.com

December 15, 2023

VIA EDGAR

Mr. Jeffrey Lewis

Ms. Jennifer Monick

Mr. Kibum Park

Ms. Brigitte Lippmann

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

Washington, DC 20549

Re:	Invesco Commercial Real Estate Finance Trust, Inc.
Amendment No. 2 to Form 10-12G
Filed October 31, 2023
File No. 000-56564

Ladies and Gentlemen:

This letter sets forth the response of Invesco Commercial Real Estate Finance Trust, Inc. (the “Company”) to the comment letter, dated November 15, 2023, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) relating to the Company’s Registration Statement on Form 10-12G initially filed with the Commission on June 29, 2023. For convenience of reference, the comments contained in the Staff’s letter are reprinted below in italics, followed by the Company’s responses. In addition, the Company is hereby filing Amendment No. 3 to the Registration Statement on Form 10-12G (the “Registration Statement”) with the Commission.

General

1.

We note your response to prior comment 3 in your letter dated October 31, 2023 that states all or a portion of each debt-like preferred equity interest could be treated as a qualifying asset, real estate related asset or miscellaneous asset for purposes of Section 3(c)(5)(C) of the 1940 Act. Please include a sentence in your registration statement disclosure stating how the registrant intends to treat debt-like preferred equity interests, making clear, however, that preferred equity interest, including debt-like preferred equity interest, would not be considered a qualifying asset.

Response:

In response to the Staff’s comment, the Company added disclosure on page 12 of the Registration Statement stating how the registrant intends to treat preferred equity interests for purposes of Section 3(c)(5)(C). For ease of review, that disclosure is as follows:

Preferred equity interests, including debt-like preferred equity interests, generally will not be considered to be qualifying assets. However, the Company expects to evaluate each such interest for purposes of Section 3(c)(5)(C) based on the relevant facts and circumstances and applicable SEC and staff guidance (if any).

The Company respectfully notes that the proposed disclosure does not state unequivocally that all preferred equity interests will not be considered to be qualifying assets. Although that generally may be the case, the Company believes that there could be circumstances where it would be appropriate to treat such interests as qualifying assets, as described in our prior response to comment 3.

Item 1. Business

Investment Objectives, page 10

2.

We note your response to prior comment 7, which included a detailed discussion of your basis for not including separate audited financial statements of the underlying property for the $115.7 million loan. In addition, we note your revision to your filing that you have now invested $378,970,000 in six commercial real estate loans. Please address the following:

•

Please provide us with a detail, by loan, that includes the committed loan amount, principal balance, date upon which the company determined the investment in the loan to be probable, and origination/acquisition date. This information should be provided for every originated, acquired and probable loan.

•

For any such loans that exceed 20% of total assets as of the latest audited year-end balance sheet, please provide us with a detailed analysis of how you determined that there is undue hardship and impracticality with respect to obtaining financial statements of the properties securing these loans. Within your response, please tell us the placed in service date of the property underlying the loan. Your response should address each loan on an individual basis. Reference is made to SAB Topic 1I.

Response:

The table below details the actual or expected origination dates of the Company’s outstanding and probable commercial loans as of the date of this comment letter response, the date each loan was deemed probable, the original in-service date of the underlying property (to the extent applicable to the Company) and the committed loan amount. As of the date of this comment letter response, the Company has not purchased any loans, and it is not currently probable that it will purchase any specifically identified loans. The Company considers loans probable when:

•	It has an executed letter of intent with the borrower;

•	It has received a good faith deposit from the borrower;

•	It has committed financing for the loan; and

•	Any remaining contingencies are administrative in nature.

($ in thousands)
			In-Service Date of
	Actual/Expected	Date Deemed	Underlying	Committed Loan
Loan	Origination Date	Probable of Closing	Property(1)	Amount
1(2)	May 17, 2023	April 27, 2023	May 10, 2023	136,000
2	May 31, 2023	May 16, 2023	Prior to 2022	41,700
3	July 26, 2023	May 25, 2023	July 10, 2023	73,600
4	August 4, 2023	May 22, 2023	June 21, 2022	85,180
5	August 25, 2023	July 10, 2023	Prior to 2022	42,676
6(2)(3)	September 25, 2023	September 7, 2023	Not Applicable	38,300
7(2)	November 6, 2023	July 19, 2023	October 3, 2023	92,950
8	December 7, 2023	October 27, 2023	Prior to 2022	70,000
9	December 12, 2023	September 27, 2023	Prior to 2022	68,500

(1)	In-service date is defined as the date of certificate of occupancy, certificate of completion, re-certification or equivalent
(2)	Related loans
(3)	In-service date pending completion of tenant improvements and receipt of certificate of occupancy

The table below details the Company’s outstanding loans and loans that it considered probable as of:

•	June 30, 2023, the date of the interim financial statements included in its amended Form 10 registration statement filed on August 25, 2023;

•	August 25, 2023, the date of Amendment No. 1 to its Form 10 registration statement; and

•	December 15, 2023, the date of this comment letter response and the date of Amendment No. 3 to its Form 10 registration statement.

($ in thousands)
	As of June 30, 2023				As of August 25, 2023				As of December 15, 2023
Loan	Loan Balance	Loans Deemed Probable	Total Committed Loans	Percent of Total Committed Loans	Loan Balance	Loans Deemed Probable	Total Committed Loans	Percent of Total Committed Loans	Loan Balance	Loans Deemed Probable	Total Committed Loans	Percent of Total Committed Loans
1(1)	115,705	20,295	136,000	40%	116,180	19,820	136,000	29%	120,510	15,490	136,000	21%
2	41,700	—	41,700	12%	41,700	—	41,700	9%	41,700	—	41,700	6%
3	—	73,600	73,600	22%	73,600	—	73,600	16%	73,600	—	73,600	11%
4	—	85,180	85,180	25%	80,050	5,130	85,180	18%	80,159	5,021	85,180	13%
5	—	—	—	—	35,130	7,546	42,676	9%	35,130	7,546	42,676	7%
6(1)	—	—	—	—	—	—	—	—	31,516	6,784	38,300	6%
7(1)	—	—	—	—	—	92,950	92,950	20%	78,416	14,534	92,950	14%
8	—	—	—	—	—	—	—	—	60,077	9,923	70,000	11%
9	—	—	—	—	—	—	—	—	68,500	—	68,500	11%

			336,480	100%			472,106	100%			648,906	100%

(1)	Related loans represent 40%, 49% and 41% of total committed loans as of June 30, 2023; August 25, 2023 and December 15, 2023, respectively.

The Company was incorporated in October 2022 and capitalized with a $30,000 loan from an affiliate as of December 31, 2022, the date of the most recent audited year-end balance sheet. The Company received a $150 million equity commitment from an affiliate in March 2023 and began investing in May 2023. Accordingly, each of the Company’s originated and probable loan investments as of the dates presented above exceeds 20% of total assets as of December 31, 2022.

Information Obtainable from Borrowers on Properties Underlying Loans

With the exception of three related loans that are cross collateralized and cross defaulted under a Master Credit Agreement with a single borrower discussed below, the Company uses a standard lending agreement that generally requires borrowers to provide a quarterly and annual unaudited balance sheet, statement of operations and cash flow statement of the borrower. While it is common practice for a borrower to hold an underlying property in a sole purpose subsidiary entity, the required financial statements are for the borrower legal entity, and not solely for the underlying property. Financial statements may be provided on a cash, tax, or other basis as mutually agreed with the borrower. The Company’s underwriting process is focused on the ability of the underlying property to generate cash flows, and accordingly, the Company has not historically requested and does not expect to request its borrowers to provide U.S. GAAP financial statements for properties underlying its loans. The Company believes that its practice of requiring borrowers to provide periodic unaudited financial information is consistent with current market lending practices for commercial real estate properties, and that requiring borrowers to provide annual audited U.S. GAAP financial statements for individual real estate properties would severely restrict the Company’s potential sources of revenue as well as result in undue expense to both the Company and the borrower due to the incremental time and cost of an audit.

Information Obtainable from Borrower about Properties Underlying Related Loans

The Company originated three related loans in 2023 that are cross collateralized and cross defaulted under a Master Credit Agreement with a single borrower. Under the terms of the Master Credit Agreement, the borrower is required to provide the following financial information:

•	A quarterly unaudited balance sheet, statements of operations and cash flow statement of the borrower within 55 days after quarter end; and

•	Annual U.S. GAAP financial statements of the borrower audited by a “Big Four” accounting firm within 120 days after calendar year end.

The required financial statements are for the borrower legal entity, and not solely for the underlying properties. The borrower is not the direct owner of the properties underlying the related loans. The three underlying properties are each owned by a different subsidiary guarantor entity that is owned by the borrower. The sole business activity of each subsidiary guarantor entity is ownership of a single real estate property. The Company expects the borrower to provide audited financial statements that consolidate the three subsidiary guarantor entities as of December 31, 2023 and for the period of operations commencing May 15, 2023 through December 31, 2023. The Company does not have the contractual right under the Master Credit Agreement to require separate audited financial statements from the borrower’s subsidiary guarantor entities or of the underlying properties.

Request to Use an Alternate Denominator When Applying SAB Topic 1I

As discussed with the Staff on November 30, 2023, the Company believes that its total assets as of December 31, 2022, the date of the Company’s most recent audited balance sheet, are not the most relevant denominator to use when considering the applicability of SAB Topic 1I to its Form 10 registration statement given:

•	The Company’s primary business activities between October 2022, the date of incorporation, and March 2023 were organizational in nature;

•	The Company was capitalized with a $30,000 loan from an affiliate and did not have any equity as of December 31, 2022;

•	The Company appointed an independent Board of Directors and received a $150 million subscription agreement from an affiliate in March 2023;

•	The Company did not begin investing in commercial real estate loans until May 2023; and

•

The Company has uncalled capital commitments totaling $245 million as of the date of this letter ($200 million from an institutional investor and $45 million from a related party) that will be leveraged and invested in commercial real estate loans in 2024.

The Company requests that the Staff consider an alternative denominator when applying SAB Topic 1I of originated commercial loans and probable commercial loans (“Total Committed Loans”) as of August 25, 2023. The Company’s outstanding commercial loans have generally represented over 95% of its total assets, so the Company does not view the inclusion of any other assets in the denominator as meaningful for purposes of this analysis. Further, the inclusion of any additional assets in the denominator would only decrease the likelihood that a property would exceed the 20% threshold. August 25, 2023 represents the date of Amendment No.1 to the Company’s Form 10 registration statement, and the proposed denominator as of that date, ($472 million Total Committed Loans per the table above) is equivalent to Total Committed Loans as of August 28, 2023, the effective date of the Form 10 registration statement. The Company believes that applying the guidance as of this date fulfills the Company’s obligation to provide current information through the effective date of the registration statement and is most relevant to investors because new investment activity subsequent to August 25, 2023 has been reported on a timely basis in subsequent Exchange Act filings.

Application of SAB Topic 1I as of August 25, 2023

As of August 25, 2023, two committed loans (Loan #1 and Loan #7 in the table above) with a single borrower (the “related loans”) totaled $229 million and exceeded 20% of the Company’s total committed loan portfolio totaling $472 million.

Each of the properties underlying the related loans were newly constructed in 2023. The most recent interim financial information available as of August 25, 2023 for the property underlying Loan #1, which were for the period ending June 30, 2023, included approximately six weeks of operating history. Consistent with the Division of Corporate Finance’s Financial Reporting Manual section 2330.10, the Company does not believe it is required to provide financial statements for the property underlying Loan #1 because they would not provide useful information to investors due to such property’s limited operating history. Similarly, the property underlying Loan #7 was not yet in-service as of August 25, 2023, so the Company does not believe it is required to provide financial statements for such property as the financial statements would not provide useful information to investors. Accordingly, if the Staff does not object to the use of the August 25, 2023 proposed denominator, the Company believes that no interim financial information is required for the properties underlying its commercial loan investments in conjunction with its Form 10 registration statement.

Given the significance of the related loan concentration as of the date of this comment letter response, the Company has added the following disclosure to page 84 of Amendment No. 3 to Form 10 filed with the Commission on December 15, 2023:

“As of the date of this Registration Statement, we have invested $590 million in nine commercial real estate loans with third parties. Three of the commercial real estate loans aggregating $230 million and approximately 39% of our loan portfolio are cross collateralized and cross defaulted under a master credit agreement with a single borrower. The properties underlying these loans are newly constructed industrial properties. Two of the properties were placed in service in 2023, and the third property is expected to be placed in service in the first quarter of 2024. The Company has committed to fund an additional $37 million under the master credit agreement for leasing costs, interest reserves and capital expenditures. Funding depends on timing of lease-up, renovation and capital improvements as well as satisfaction of certain cash flow tests. The Company is the senior lender on these properties, and the weighted average loan to value ratio for these loans is approximately 67% based on independent appraisals of the properties at the time of origination. The Company may choose to add additional commercial real estate loans under the master credit agreement with the borrower.

The loans that the Company has made under the master credit agreement are guaranteed by an affiliate of the borrower that in turn indirectly owns the borrower. The guarantor entity is managed by a globally recognized asset manager. The guarantor provides the following guarantees in connection with the master credit agreement (i) a carry guaranty, in which the guarantor guarantees to the Company the timely payment when due of (a) all debt service (interest on the loan), (b) property taxes and (c) insurance premiums for each mortgage loan until the applicable mortgage loan is paid in full or such mortgage loan achieves a debt service coverage ratio of 1.0x for two consecutive calendar quarters, (ii) a guaranty of recourse obligations guaranteeing the payment of any losses sustained by the Company caused by certain “bad acts” of the borrower, including certain bad acts that trigger full payment of the loan by the guarantor, and (iii) an environmental indemnity agreement guaranteeing the payment of losses incurred by the Company due to the environmental condition and or breaches of environmental covenants in connection with each mortgaged property. The guarantees remain in place with respect to each mortgaged loan until that loan is paid in full, except as noted above in connection with the carry guaranty.”

The Company appreciates the Staff’s consideration of its request to use an alternate denominator when applying SAB Topic 1I, given the hardships associated with obtaining property level financial statements underlying the Company’s loans.

Item 9. Market Price of and Dividends on The Registrant’s Common Equity and Related Stockholder Matters

Distributions, page 101

3.

We note your revision to your filing that you intend to pay distributions that would represent a stable return of 7.5% per annum. Please tell us how you determined you have a reasonable basis to project a distribution rate. Within your response, please address your limited operating history, the relatively limited number of loans owned, the variable nature of the interest rates, the credit quality of the borrowers, limited borrower repayment history, and any prepayment terms on the loans.

Response: In response to the Staff’s comment, the Company has reviewed the guidance on Distributions in CF Disclosure Guidance: Topic No. 6 and has determined to remove the quantification of the expected annual return and its associated disclosure from Item 9 in its Registration Statement.

* * * *

If you have any questions, please contact me at (972) 715-7400 or Brian Hirshberg at Mayer Brown LLP at (212) 506-2176.

Sincerely,

INVESCO COMMERCIAL REAL ESTATE FINANCE TRUST, INC.

By:	/s/ Hubert J. Crouch
Name:	Hubert J. Crouch
Title:	Chief Executive Officer

cc:	Wendy Dodson Gallegos, Esq., Mayer Brown LLP
Brian Hirshberg, Esq., Mayer Brown LLP